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                            TRIPLE CROWN MEDIA, INC.
                              546 EAST MAIN STREET
                            LEXINGTON, KENTUCKY 40508

November 25, 2005


BY FAX AND EDGAR
----------------

United States Securities and Exchange Commission
100 F St., N.E., Mail Stop 3561
Washington, D.C.  20549
Attention: Larry Spirgel, Esq.

Re:      Triple Crown Media, Inc.
         Registration Statement on Form S-1/Form S-4, File No. 333-128720
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Ladies and Gentlemen:

Pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 5:00 p.m. on Monday, November 28, 2005 or as soon thereafter as practicable.

In addition, the Registrant confirms that it understands that it is the position of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that:

     1. the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

     2. Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

     3. the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Triple Crown Media, Inc.


By: /s/ James C. Ryan
    -----------------
    Name: James C. Ryan
    Title: Chief Financial Officer

cc:      Dean Suehiro, Senior Staff Accountant
         Kyle Moffatt, Accountant Branch Chief
         Albert Pappas, Senior Staff Attorney
         Robert S. Prather, Jr.
         Marlon F. Starr, Esq.